CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 66 to the Registration Statement No. 2-50931 on Form N-1A of the John Hancock Current Interest, of our reports dated May 13, 2004 appearing in the Annual Report to the Shareholders of John Hancock Money Market Fund, and John Hancock US Government Cash Reserve Fund for the year ended March 31, 2004.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/Deloitte & Touche LLP
DELOITTE & TOUCHE LLP

Boston, Massachusetts
July 13, 2004